SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

General Motors Company

(Name of Registrant as Specified In Its Charter)

Greenlight Capital, Inc.

Greenlight Capital, L.P.

DME Advisors, LP

DME Advisors GP, LLC

DME Capital Management, LP

Greenlight Masters, LLC

Greenlight Capital Qualified, LP

Greenlight Capital (Gold), LP

Greenlight Capital Offshore Partners

Greenlight Capital Offshore Master (Gold), Ltd.

Greenlight Masters Partners

David Einhorn

Leo Hindery, Jr.

Vinit Sethi

William N. Thorndike, Jr.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [    ], 2017

GENERAL MOTORS COMPANY

300 Renaissance Center

Detroit, MI 48265

__________________________

PROXY STATEMENT

OF

Greenlight Capital, Inc.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

This Proxy Statement and the enclosed GREEN proxy card are being furnished by Greenlight Capital, Inc. and certain of its affiliates (as identified on Annex I, collectively, “Greenlight,” “we”, or “us”), and the nominees named in Proposal 1 (the “Nominees” and, together with Greenlight, the “Participants”), in connection with the solicitation of proxies from the shareholders of General Motors Company, a Delaware corporation (“General Motors”, “GM” or the “Company”).

We believe that the Company’s stock has been significantly undervalued in the market relative to its prospects and trades at a large discount to its intrinsic value, despite good operating performance. We believe the Company should issue an additional class of common stock because splitting the common equity into two classes of stock will create substantial and enduring value for the Company’s shareholders and reduce the Company’s cost of capital while increasing its financial flexibility. We also think the Board of Directors of the Company (the “Board”) would benefit from the addition of new directors with fresh ideas and an investor’s perspective to address the discounted price of the Company’s common stock. Therefore, we are nominating three Nominees to help re-energize the Board and bring additional focus to closing the valuation gap in GM’s stock.

We are therefore seeking your support at the upcoming 2017 annual meeting of shareholders (the “Annual Meeting”), to be held on Tuesday, June 6, 2017 at 9:30 A.M. Eastern Time at General Motors Global Headquarters, located at 300 Renaissance Center, Detroit, Michigan, 48265 with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

Proposal		Our Recommendation

1.	To elect Greenlight’s slate of three director nominees — Mr. Leo Hindery, Mr. Vinit Sethi and Mr. William N. Thorndike, Jr. (together, the “Nominees”) — and the Company’s candidates for election at the Annual Meeting other than [●], [●] and [●] (the “Excluded Company Nominees”), each to serve as directors and hold office until the annual meeting of shareholders to be held in 2018 and until their successors are duly elected and qualified.	FOR ALL of the nominees and the Company’s candidates for election at the Annual Meeting other than the Excluded Company Nominees

2.	To vote on the Company’s advisory resolution on the compensation of its named executive officers.	FOR

3	To vote on the Company’s 2017 Short-Term Incentive Plan.	FOR

4.	To vote on the Company’s 2017 Long-Term Incentive Plan.	FOR

5.	To ratify the appointment of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017.	FOR

6.	To vote on a shareholder proposal requesting that the Board adopt as policy, and amend its governing documents as necessary, to require the Chair of the Board, whenever possible, to be an independent member of the Board.	AGAINST

7.	To request that the Board create a second class of common stock of the Company (the “Dividend Shares”) that would trade separately from the existing common stock and continue to pay quarterly dividends at an annual rate of $1.52, and to authorize a distribution of the Dividend Shares to the Company’s existing shareholders at no cost to them.	FOR

To transact any other business that properly comes before the Annual Meeting, including any postponement or adjournment thereof.

The Board is currently composed of eleven directors and it is our expectation that there will be eleven directors elected at the Annual Meeting by holders of the Common Stock (defined below). If elected, our Nominees would only constitute a minority of the members of the Board. Therefore, we are “rounding out” our slate by permitting shareholders who vote on the enclosed GREEN proxy card to also have the opportunity to vote for the candidates who have been nominated by the Company other than the Excluded Company Nominees. Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement for the Annual Meeting (the "Company’s Proxy Statement"). There is no assurance that any of the Company's nominees will serve as directors if any or all of our Nominees are elected.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as April 7, 2017. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were 1,509,067,152 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding according to the Company’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2017 (the “Company’s Proxy Statement”). As of April 19, 2017, the Participants beneficially owned, and have the power to vote, 54,755,000 shares of Common Stock in the aggregate, and in addition, own options to purchase an additional 19,645,000 shares of Common Stock, together representing approximately 4.93% of the outstanding shares of Common Stock of the Company as further described on Annex I. We intend to vote in favor of the Proposals 1 through 5 and 7 and against Proposal 6 with respect to such shares of Common Stock over which we have the power to vote.

We urge you to sign, date and return the GREEN proxy card “FOR ALL” of the Nominees to the Board and for the Company’s candidates for election at the Annual Meeting other than the Excluded Company Nominees, “FOR” Proposal 2, “FOR” Proposal 3, “FOR” Proposal 4, “FOR” Proposal 5, “AGAINST” Proposal 6, and “FOR” Proposal 7.

This Proxy Statement and GREEN proxy card are first being mailed or given to the Company’s shareholders on or about [________], 2017.

This Proxy Solicitation is being made by Greenlight and the Nominees, and not on behalf of the Board or management of the Company or any other third party. We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on such matters in their discretion.

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If you have already voted using the Company’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GREEN proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GREEN proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section starting on page [23].

We urge you to promptly sign, date and return your GREEN proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, D.F. King & Co. Inc., toll free at (800) 252-8173 or email at gm@dfking.com

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REASONS FOR THIS PROXY SOLICITATION

Who We Are and Why We Believe in General Motors

We are long-term shareholders of General Motors who believe deeply in the Company’s potential for long-term success and its prospects for creating significant value for shareholders because of the strength of its core business, its solid financials and cash flow and its commitment to customer satisfaction and loyalty.

We became shareholders because we believed that the Company’s stock is significantly undervalued in the market relative to its prospects and that it trades at a large discount to its intrinsic value, despite good operating performance. At its closing price on March 28, 2017, the Company’s price/earnings ratio is 5.6x and ranks as the lowest among S&P 500 companies. The shares trade at an outsized dividend yield of 4.4% relative to the overall market and to GM’s conservative 24% dividend payout ratio, and are barely above the 2010 IPO price despite an equity bull market.

What We Hope to Achieve with GM’s Common Stock

We believe that, even though the Company’s operations are well-managed, the Company has a suboptimal capital structure. We want to unlock value for all GM shareholders.

We want the Company to create two classes of Common Stock—one class that we refer to as “Dividend Shares” to satisfy investors who want predictable income, and one class that we refer to as “Capital Appreciation Shares” that would be entitled to the residual earnings in excess of the current dividends, including all future Company growth, to satisfy investors who are interested in the opportunity for more rapid earnings per share growth. This class could also benefit from future share buybacks and dividends.

We believe this common-equity structure will help establish freedom of choice for shareholders and potentially unlock billions of dollars of value by creating flexibility for investors. This is why we have submitted to shareholders an advisory proposal to request that the Board to take the necessary steps to create two classes of common stock (“Proposal 7”).

An advisory proposal does not bind the Board or Company to implement the proposal, but it indicates to the Board that shareholders are dissatisfied with the status quo and encourages the Board to implement the proposal.

What We Hope to Achieve with Board Composition and Re-Energization

Ensuring the Board is composed of directors who bring diverse viewpoints and perspectives, apply a variety of skills, professional experience and backgrounds, and effectively represent the long-term interests of shareholders, should be a top priority of any company. We believe that new perspectives and ideas are critical to a forward-looking and strategic Board, and therefore we believe the Board needs fresh ideas and an investor’s perspective to address the discounted price of the Company’s common stock.

In addition to presenting a proposal to create a two class common equity structure, we are also nominating three Nominees to help re-energize the Board, inject new ideas into the Company, and help ensure that the Board is striving towards value maximization for all shareholders (“Proposal 1”). Our Nominees are successful, well-respected businessmen who will bring a focus to shareholder interests, and represent all GM shareholders.

Why Your Support May Benefit All Shareholders

The Company’s diverse shareholder base currently consists of a mix of value-focused and income-focused investors united by their confidence in GM’s prospects, but with different investing objectives. Though this disparity in investment objectives has led to a sub-optimal value for shareholders, together, we can help fix it.

The time to act is now. By voting “FOR ALL” of the Nominees in Proposal 1, you will be acting to install directors with considerable financial and investment expertise who can re-energize the Board with new investor perspectives. By voting “FOR” Proposal 7, shareholders have the opportunity to tell the Board to act to now for the benefit of all shareholders. We believe implementation of Proposal 7 will help the Company reap the benefits of additional financial flexibility without any impact on the Company’s business strategy or capital allocation priorities. We also believe that this added shareholder flexibility will dramatically improve the valuation of the Company’s shares and lower the Company’s cost of capital, creating additional strategic and operational flexibility as GM evolves to best compete in a global, changing marketplace.

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BACKGROUND OF THIS PROXY SOLICITATION

Our Recent Interactions with GM’s Management Team and Board

On August 11, 2016, David Einhorn, Founder and President of Greenlight, emailed Chuck Stevens, GM’s Chief Financial Officer, for the purpose of setting a meeting date to discuss a proposal that Greenlight believes would unlock significant value for all GM shareholders.

On September 15, 2016, Mr. Einhorn, Vinit Sethi, Partner and Director of Research of Greenlight, and additional representatives of Greenlight met with Mr. Stevens and another representative of GM. Greenlight provided a written presentation discussing Greenlight’s proposal under which GM would create two classes of equity (the “Proposal”). Under the terms of the Proposal, “Dividend Shares” would receive the same amount of dividends per share that GM had already committed to its common shareholders, while “Capital Appreciation Shares”1 would benefit from all cash flows in excess of dividend distributions on the Dividend Shares. In its presentation, Greenlight noted that despite strong operating results and capital return efforts, GM shareholders had not been rewarded since GM’s November 2010 IPO, with the Company’s price-to-earnings multiple (P/E multiple) having fallen by 50% over that time. Greenlight also noted that GM had among the highest dividend yields in the S&P 500 despite a low payout ratio and that management had been unable to create shareholder value by debating and refuting the bear case with the market and investors.

Greenlight laid out terms for the Dividend Shares and clearly described that they could be structured as a preferred security or a second class of common equity. Greenlight provided this flexibility in its Proposal to allow GM to decide which approach was best for the Company. Greenlight went on to explain the substantial value creation opportunity that would arise from a two class structure. First, the structure would force the stock market to properly respect GM’s dividend, and second, the structure would create a beneficial impact to future earnings per share growth from constant dollar amounts of share repurchases focused on the new and smaller Capital Appreciation Share equity capitalization. Greenlight estimated the Proposal would result in a value of $46.00 to $48.00 per GM share or more, vs. GM’s share price of $30.71 as of September 14, 2016.2

Finally, Greenlight explained the process of creating and distributing the Dividend Shares, including an optional path for GM to conduct a small, underwritten offering to establish market demand for the Dividend Shares and validate Greenlight’s valuation assumptions, to the extent it would provide GM more comfort with the Proposal. Greenlight asked GM to consider the Proposal and to come back with feedback to facilitate an open, iterative and collaborative dialogue.

On October 5, 2016, Mr. Einhorn, Mr. Sethi and additional representatives of Greenlight further discussed the terms related to the Proposal and addressed questions from representatives of the Company telephonically.

On October 31, 2016, Mr. Einhorn, Mr. Sethi and additional representatives of Greenlight met with representatives of the Company and GM’s two financial advisors. Greenlight provided a written presentation to further discuss the Proposal and to address certain topics raised on the October 5, 2016 call. Greenlight reiterated that the Dividend Shares could be a separate class of common equity (the “Two Class Common Stock Proposal”) or a perpetual preferred equity and communicated that Greenlight expected the Dividend Shares to trade at a reasonably low yield (which would result in an attractive valuation for the Dividend Shares).

Greenlight then presented a stress-test of its valuation assumption, by assuming the Proposal traded poorly, resulting in an unchanged value of $31.33 per current GM share, with a punitive 9.4% yield on the Dividend Shares (resulting in an assumed $16.33 per share value), and a $15.00 per share value for the Capital Appreciation Shares. Assuming a financial scenario based on net income and cash flows at levels slightly below GM’s publicly stated long-term objectives, and further assuming the Capital Appreciation Shares increased in value by 10% annually, Greenlight estimated that GM

____________________________

1 The Capital Appreciation Shares were initially referred to as “New GM Common Equity,” but the characteristics have remained unchanged.

2  Greenlight estimated the Dividend Shares would be worth $23.00 to $25.00 per share based on a 6.0% to 6.5% yield on $1.52 per share of dividends (the same dividend currently paid per share annually). This yield was estimated based on a 0.75% to 1.25% yield premium to the then-current 5.25% yield on GM’s 30-year unsecured bonds per Bloomberg. At the midpoint (6.25%), this represented a higher (and thus more conservative) assumed yield than the average of relevant securities Greenlight shared with GM on October 31, 2016. Greenlight then applied the then-current Bloomberg consensus GM common equity P/E multiple of 5.3x to the Capital Appreciation Share earnings per share (EPS), valuing the Capital Appreciation Shares at $23.00 per share. The combined estimated value of the Dividend Shares ($23.00 to $25.00) and the Capital Appreciation Shares ($23.00) is $46.00 to $48.00 per share of Common Stock (with potential upside if the Capital Appreciation Shares traded at higher than the then-current 5.3x P/E multiple).

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would be able to repurchase 100% of the Capital Appreciation Shares by 2022. This demonstrated that the Proposal was very unlikely to result in an unchanged value, and that this remote outcome would likely be quickly self-correcting given the power of substantial share count reduction.

GM’s advisors asked a number of questions and made a number of observations that suggested to Greenlight that the advisors were not interested in performing an objective analysis of the Proposal – including making the blanket statement that it simply is not plausible to unlock so much value through modifications to the capital structure.

On November 9, 2016, Mr. Einhorn, Mr. Sethi, and additional representatives of Greenlight, and Mr. Stevens and additional representatives of GM had a telephone call. During the call, Mr. Einhorn expressed concern to Mr. Stevens, who was not present at the October 31 meeting, that GM’s advisors did not appear to be working toward an objective analysis. Mr. Stevens indicated that he was comfortable with the advisors’ approach in that he had charged them to appear critical so that he could sit in between in judgment. Mr. Einhorn repeated his request that the dialogue be iterative and collaborative.

On December 6, 2016, Mr. Einhorn, Mr. Sethi and additional representatives of Greenlight met with Mr. Stevens and additional representatives of GM and GM’s financial advisors to discuss the GM’s advisors’ analysis of the Proposal by GM’s advisors. Greenlight believes that GM’s advisors did not fairly and adequately evaluate the Proposal and in particular the creation of a second class of common stock under the Two Class Common Stock Proposal, which had consistently been one of the two structures that Greenlight had proposed. In addition, it is Greenlight’s view that the analysis lacked balance and was riddled with qualitative, quantitative and logical errors. For instance, their analysis:

•	Failed to embrace the simple premise of the Proposal, which leaves GM’s financial policy, fundamental risk-profile, and current capital allocation priorities unchanged.

•	Criticized the Proposal for not addressing issues related to GM’s industry cycle and risks of industry disruption, including urban mobility, autonomous driving and technology, in effect, concluding that if the Proposal cannot solve all of GM’s issues at once, then it is not a worthwhile to consider a Proposal that could solve some of GM’s issues.

•	In valuing the new Dividend Shares, which GM’s advisors claimed would ultimately yield between 10.5% and 12.5%, the analysis made a series of excessive and unjustifiable assumptions, including:
o	GM’s 30 year unsecured bond yields would increase from 5.6% to 8.25%[3]
o	A yield premium was added based on the spread between 10 year unsecured bonds vs. perpetual preferreds callable in 10 years.
▪	In addition to capturing the actual maturity increase between GM’s 30 year unsecured bonds and the Dividend Shares, this double counted the “cost” of the maturity increase of 10 year vs. 30 year bonds.
▪	Further, given the Dividend Shares are non-callable, this inappropriately embedded a spread for negative convexity associated with callable perpetual preferreds.[4]
o	An additional yield premium was added for the non-callable feature, despite the reality that the call option is a benefit to the issuer and a liability to the security holder.
o	And, yet another yield premium was added for it being a large issue, despite the history of large, liquid securities trading better than small, illiquid securities.

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 3 This was justified in part by an assumption that GM’s unsecured credit rating would be downgraded to double-B. This asserted yield would have put GM’s 30 year unsecured bond spread to treasuries in the 4th percentile in terms of widest double-B spreads, mostly alongside energy, fixed-line telecom and brick-and-mortar retail companies, with obvious credit issues that are not relevant to GM’s business. Had the advisors assumed GM’s 30 year debt would have achieved the median spread of double-B issues, the starting yield for their “analysis” would have remained at 5.6%, where it already was in the marketplace. Source: Double-B bonds spreads per Bank of America Merrill Lynch data as of December 12, 2016.  GM and Treasury bond yields per Bloomberg.

4 Callable perpetual preferreds are negatively convex because they have capped upside in low interest rate environments given they are callable and are subject to extension risk in high interest rate environments because they are perpetual.

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The conclusion of a 10.5% to 12.5% yield for the Dividend Shares (and thus an artificially low Dividend Share price), is especially surprising because of the 497 securities Greenlight had referenced in its October 31, 2016 presentation, GM’s advisors had only been able to identify one example of a security with a double digit yield—Genworth, which the advisors stated had a 12.2% yield. Even this single anecdote was derived through mathematical error by GM’s advisors: The Genworth security actually had a much lower 6.5% yield, following its recent transition from fixed to floating coupon, not the 12.2% yield listed by GM’s advisors.5

•	Stated that the status quo value for GM that the Proposal should be compared against was $40.00 per share, when in fact GM’s stock closed at $34.94 on December 5, 2016.

•	Valued the Capital Appreciation Shares between $16.00 and $19.00 by using a 3.4-4.2x P/E multiple range. The lower end required a 23% cost of equity and valued GM at a 50% discount to the next lowest multiple stock in the entire S&P 500.

•	Used one price for valuation purposes ($19.00) and a much higher price (starting with $26.00) for the share repurchase program. The impact was to diminish the effectiveness of share repurchases. Implicitly, the $26.00 price provided support for Greenlight’s previously provided valuation analysis.

•	Stated that the preferred market was too illiquid for the Proposal to work, citing as evidence a 5 basis point bid-ask spread in a General Electric preferred issue where buyers and sellers had not altered their interest levels for weeks.

•	Emphasized short-term trading considerations over whether GM’s existing shareholder base would be likely to hold the Dividend Shares, as opposed to how the market would value the structure on a fully-distributed basis.

In addition, GM’s financial advisors reported that they had discussed possible structures with rating agencies for a generic investment grade industrial issuer (not-GM specifically). In contrast with the conclusions of the valuation work described above where the advisors claimed the Dividend Shares would yield 10.5% - 12.5%, for the purpose of rating agency discussions, the advisors used a 6.5% yield. The lower yield corresponded with a higher value. The higher value gave the rating agencies the impression that the Dividend Shares would represent almost the entire balance sheet equity of the Company. Presenting the Proposal with limited details, while indicating that it would substantially eliminate the common equity value on GM’s balance sheet, made the Proposal appear to be a highly leveraging event. (Greenlight unequivocally disputes that the Proposal adds any incremental leverage and notes that the Two Class Common Stock Proposal would not change the amount of common equity value on GM’s balance sheet.)

As a general matter, Greenlight believes that when issuers wish to present ideas that they are interested in pursuing to rating agencies they generally cast them in the most favorable (or at least balanced) light and present them with advocacy. Greenlight believes that GM’s advisors did not advocate for a positive credit rating outcome for the Proposal from the rating agencies. From the description of GM’s advisors’ presentation to the ratings agencies, it is apparent GM’s advisors asked the ratings agencies how they would view an issuer issuing income securities representing 80% of their equity value without providing additional context. The advisors also admitted that they did not discuss key financial metrics with the ratings agencies, such as before and after payout ratio (~24%), pension adjusted net debt / EBITDA (~0.9x), fixed charge coverage ratio (~4.9x) or balance sheet cash / annual dividends (~9 years)—all of which, would have described the Proposal in a more descriptive and balanced light.

Predictably, this process elicited negative rating agency responses such as “if you are doing this, something must be wrong here with the company” and “so if you are doing this what else are you planning to do in terms of aggressive changes to your financial policies.” Greenlight believes that had GM’s advisors discussed the foregoing metrics with the ratings agencies, their commentary published on March 28, 2017 would have been more descriptive and balanced. GM’s advisors did not prepare any analysis of the Two Class Common Stock Proposal, which had consistently been one of the two structures Greenlight had proposed.

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5 Source: Bloomberg.

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Mr. Einhorn responded at the meeting by pointing out that GM’s advisors’ analysis made negative assumptions at every turn and compounded the assumptions upon each other with the impact of reaching what Greenlight believes to be erroneous conclusions about the Proposal.6 Mr. Einhorn compared the analysis to the efforts one might put forth in a debating society with an explicit goal of defeating the Proposal rather than a balanced approach designed to determine the truth of the question at hand. Mr. Einhorn again requested that the process become iterative and collaborative so as to best address the concerns raised.

On December 7, 2016, Mr. Einhorn emailed Mr. Stevens asking for a follow up call at the earliest possible convenience to discuss next steps and to determine if GM was interested in beginning to work with Greenlight in a truly collaborative manner.

On December 15, 2016, Mr. Einhorn, Mr. Sethi and another representative of Greenlight had a brief meeting with Mr. Stevens and another representative of GM. Mr. Stevens advised Greenlight that GM’s evaluation of the Proposal was complete and asserted that “every possible iteration”6 of the Proposal had been analyzed and that GM was not going to engage in further dialogue. Mr. Einhorn asked Mr. Stevens, who previously indicated he would sit in judgment between Greenlight and GM’s advisors, on which points Mr. Stevens agreed with GM’s advisors and on which points Mr. Stevens agreed with Greenlight. Mr. Stevens refused to engage in a substantive discussion about GM’s evaluation of the Proposal other than making the vague, unsupported statement that the Proposal was “too risky.” He advised Greenlight that GM was told by the major credit rating agencies that the Proposal may result in a downgrade of the Company’s credit rating.

Following the meeting, Greenlight decided to retain a financial advisor to provide Greenlight additional advice, including in regard to the potential value of the Proposal, the structure of the Proposal and the credit rating agency concern. During the last week of December 2016 through the third week of January 2017, Greenlight’s financial advisor reached out to all three major Nationally Recognized Statistical Rating Organizations (“NRSROs” or “rating agencies”), but only in one case identified GM as the potential issuer.

Greenlight’s financial advisor had an informal discussion regarding the Two Class Common Stock Proposal with the lead GM analyst and a colleague at NRSRO ‘A’. NRSRO ‘A’ said factors they would consider were dividend preferences and cumulative dividend characteristics, amongst others that can negatively influence an issuer rating. Based on that discussion, Greenlight’s financial advisor believed that absent a change in financial policy, it was a reasonable assumption that NRSRO ‘A’ would not be inclined to downgrade the issuer as a result of the Two Class Common Stock Proposal. NRSRO ‘A’ indicated it offered a paid credit rating service to provide a formal rating for the Two Class Common Stock Proposal that Greenlight (unnamed at this point) could use to receive more formal feedback. NRSRO ‘A’’s product manager for the service subsequently followed up stating that NRSRO ‘A’ would only offer the service for non-issuers with the issuer’s consent, subject to the issuer’s participation in the process or under a publicly hostile-M&A scenario, also requiring the issuer’s consent.

A manager at NRSRO ‘B’ communicated a similar conclusion to that communicated by NRSRO ‘A’, that its credit rating service must have the consent of the issuer. However, after being given a similar version of the term sheet provided to GM on January 30, 2017, but redacting GM as the issuer, NRSRO ‘B’ did not raise any issues with respect to the structure of the Two Class Common Stock Proposal or its impact on ratings (absent a change in financial policy or business of the issuer.) However, the manager communicated that the situation would likely be treated with a level of skepticism since the request was coming from a non-issuer (usually an activist investor or private equity firm) as non-issuers are typically not viewed as “credit friendly.” NRSRO ‘B’ also communicated it would need specifics around any change in financial policy or business of the issuer to determine whether any credit rating action would be warranted.

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6 As provided above in relation to the December 6, 2016 meeting, such negative assumptions included (a) double counting of the “cost” of the maturity increase of 10 year vs. 30 year bonds, (b) addition of a “spread” for negative convexity only relevant to callable securities when the Dividend Shares were not callable, (c) a yield premium for the noncallable feature despite a call option being a benefit to the issuer and a liability to the security holder, (d) comparing the Proposal against a status quo value for GM of $40.00 per share, when the most recent share price was $34.94, (e) assuming a cost of equity for the Capital Appreciation Shares as high as 23%, (f) using one price for valuation purposes ($19.00) and a much higher price (starting with $26.00) for the share repurchase program, the impact of which diminished the effectiveness of share repurchases. In the aggregate, these and other assumptions had the effect of GM’s financial advisors (a) valuing the Dividend Shares at a 10.5% to 12.5% yield, despite Greenlight and GM’s financial advisors not identifying a single relevant security with a double digit yield, and (b) valuing the Capital Appreciation Shares at a 3.4-4.2x P/E multiple, up to a 50% discount to the next lowest multiple stock in the S&P 500 and approximately an 80% discount to the average S&P 500 P/E multiple. For the reasons enumerated above, Greenlight believes that these valuation assumptions were not justifiable in the context of trading values for other yield securities and other S&P 500 companies.

7 Yes we recognize that this is impossible. Nonetheless, that was Mr. Stevens’ position, which he repeated again on a telephone call on January 16, 2017.

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A representative of NRSRO ‘C’, without having GM or Greenlight specifically named, informally indicated receptivity to the structure and did not highlight characteristics that would automatically trigger a downgrade to a credit rating. NRSRO ‘C’ indicated that its credit rating service may be available to Greenlight, but that its results could not be made public by Greenlight. After subsequent conversations, including an attempt to negotiate a non-disclosure agreement, senior management at NRSRO ‘C’ determined that it would not allow a non-issuer to use their credit ratings service without the consent of the issuer, nor would it provide any further informal guidance on the proposed structure.

Following these conversations, Greenlight and its financial advisor discussed that none of the NRSROs provided any substantive indication that the Two Class Common Stock Proposal would result in a credit rating downgrade, assuming reasonable advocacy by the Company, including communication that it would not involve a material change in financial policy.

Greenlight and its financial advisor had no further contact with NRSROs regarding the Two Class Common Stock Proposal following the third week of January 2017 through the date of making the Two Class Common Stock Proposal public on March 28, 2017.

In light of discussions with its financial advisor relating to a potential path to a favorable ratings outcome, Greenlight decided to re-engage GM in further discussions.

On January 16, 2017, Mr. Einhorn, Ms. Barra and Mr. Stevens held a teleconference to discuss the Proposal, during which time Greenlight emphasized its continued belief that the Proposal would create significant shareholder value and that it should not have any negative impact on the Company’s credit ratings, as it represents no change to the Company’s obligations or financial policy. Mr. Stevens reiterated on this call that the GM had already analyzed “every possible iteration” of the Proposal. Mr. Stevens described an analysis that GM performed that indicated that in some circumstances, the Proposal could destroy value. Mr. Einhorn requested to view that analysis so that Greenlight could understand the basis for the Company’s conclusions and discuss any misunderstandings or incorrect assumptions used in such analysis. The Company arranged for a follow-up call nine days later and indicated it would share the requested materials.

On January 25, 2017, Mr. Einhorn, Mr. Sethi, and additional representatives of Greenlight, and Ms. Barra, Mr. Stevens and additional representatives of GM held a teleconference to discuss the Proposal. During this discussion and after additional prodding by Greenlight, Mr. Stevens conceded that GM had not actually shown the Two Class Common Stock Proposal to the rating agencies despite this being one of the two scenarios Greenlight had proposed to GM on September 15, 2016 and again on October 31, 2016.

Mr. Stevens did not refute Mr. Einhorn’s suggestion that the Proposal that GM and/or its advisors apparently presented to the rating agencies sounded very alarming given its lack of vital details (i.e. a dividend of ~80% of the current book equity as a new perpetual preferred class of equity, without clarifying that under Greenlight’s scenario there would be no change in cash, liquidity, aggregate shareholder dividends or buybacks, and GM would still have a very strong fixed charge coverage ratio and no incremental probability of default). Qualitatively, Mr. Stevens asserted a likely negative rating agency perspective on a material shift in GM’s financial policy, even under the Two Class Common Stock Proposal. Mr. Stevens did not suggest GM had tried to mitigate rating agency concerns about the Proposal by advocating that it did not represent a material shift in GM’s financial policy.

GM had failed to provide the analysis promised on the January 16, 2017 call. Mr. Einhorn communicated that he had expected to receive those materials, given the nine day period since the prior call.

Mr. Einhorn again asked Mr. Stevens what valuation range GM expected for the Two Class Common Stock Proposal and what data they used to arrive at that range. Mr. Stevens stated that the Two Class Common Stock Proposal would not create shareholder value without Capital Appreciation Share P/E multiple expansion. Mr. Einhorn responded that this statement represented a shocking lack of understanding of the Proposal and the associated valuation arithmetic and after many months of alleged evaluation of the Proposal by Mr. Stevens.

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Mr. Einhorn then walked through why he believed that Mr. Stevens was incorrect. Using an 8% yield on the Dividend Shares (paying the current $1.52 per share dividend) and a constant 6.3x P/E multiple on the Capital Appreciation Shares (based on the current stock price of $38.00 divided by the current $6.00 per share of earnings used in this simplified example), he arrived at an expected $47.00 value per current GM share ($1.52 x 12.5x = $19.00 for the Dividend Shares and $4.48 x 6.3x = $28.22 for the Capital Appreciation Shares).8

Mr. Einhorn also responded to Mr. Stevens’ claim that GM’s valuation analysis included a wide range of outcomes including a potential reduction in aggregate shareholder value. Assuming an 8% yield on the $1.52 dividend resulting in $19.00 for the Dividend Shares, implied $19.00 for the Capital Appreciation Share or 4.2x residual earnings of $4.48 for aggregate shareholder value to be unchanged. Mr. Einhorn reiterated the concept from Greenlight’s October 31, 2016 presentation that a multiple this low was not plausible, as if it were to persist, Capital Appreciation Share count reduction based on the current trajectory of GM share repurchases would result in some combination of Capital Appreciation Shares having substantial price appreciation, dramatic EPS growth or zero shares outstanding in a relatively small number of years.

Mr. Stevens did not provide any analytical refutation to this argument, but was also unwilling to concede that such a low P/E multiple was unreasonable.

Mr. Einhorn informed GM that Greenlight’s financial advisor had informal discussions with the rating agencies about the Two Class Common Stock Proposal and that the general feedback was that there was a reasonable expectation that the ratings would not be impacted, absent a material change in financial policy. During this discussion, Mr. Einhorn offered for Greenlight and its advisors to participate in the presentation of the Two Class Common Stock Proposal directly to the rating agencies to help ensure that there would be no miscommunications or misunderstandings about the Two Class Common Stock Proposal. At several points during the call, Mr. Einhorn requested that the Company give the rating agencies permission to talk directly to Greenlight and its advisors about the Two Class Common Stock Proposal at Greenlight’s own expense. The Company refused to provide such consent during the call, but agreed to discuss it internally.

As it related to governance issues raised by GM, Mr. Einhorn described liquidation, M&A and business downturn/financial distress scenarios and noted that the Two Class Common Stock Proposal addressed each of these scenarios. Mr. Einhorn asked the Company if it had any concerns about any additional governance scenarios so that Greenlight could address them, and no such concerns were provided by the Company.

During this discussion, Mr. Einhorn reiterated Greenlight’s prior communication of its interest in engaging in a collaborative and iterative process and stated that he was disappointed that this had not been the case thus far. On several occasions during the call Ms. Barra made it clear that she considered the Two Class Common Stock Proposal to be a new idea, different from the preferred stock idea that Greenlight had discussed with the Company and its financial advisors in 2016. Although Mr. Einhorn disagreed that there was anything new in the Two Class Common Stock Proposal and this conversation made it clear that Ms. Barra had not given consideration to the Two Class Common Stock Proposal, Mr. Einhorn was pleased to hear Ms. Barra communicate openness to evaluating it.

GM again agreed to send over the valuation work that the Company’s advisors had done in connection with the analysis of the Two Class Common Stock Proposal. Separately, Greenlight agreed to share a term sheet with additional specific details of the Two Class Common Stock Proposal.

On January 27, 2017, rather than providing Greenlight with the valuation analysis as promised, a representative of GM emailed Greenlight questions regarding the terms for the Dividend Shares, the assumed valuation, proposed use of excess cash flow going forward, governance and rating agency considerations. Greenlight was surprised that a management team that claimed to have been deeply engaged in evaluating the Proposal would ask these questions, as they had already been asked and answered on several prior occasions.

On January 30, 2017, Mr. Sethi emailed a copy of a term sheet for the Two Class Common Stock Proposal to a representative of the Company.

 ____________________________

8 Greenlight’s assumed 8% yield on the Dividend Shares was a conservative assumption relative to its analysis of other relevant securities that trade primarily on a yield basis, and which generally yield less than 8%. Greenlight’s assumed $6.00 of EPS in this example was conservative relative to GM’s public guidance of $6.00 to $6.50 of 2017 EPS. Greenlight’s assumed 6.3x P/E multiple on the Capital Appreciation Shares was based on GM’s then-current common P/E multiple and was conservative in that it would have still left GM with one of the lowest P/E multiples in the S&P 500.

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Later on January 30, 2017, Mr. Einhorn, Mr. Sethi, and additional representatives of Greenlight, and Ms. Barra, Mr. Stevens and additional representatives of GM, held a teleconference to discuss the Two Class Common Stock Proposal. Greenlight thoroughly responded to the questions GM had provided regarding terms for the Dividend Shares, the assumed valuation, proposed use of excess cash flow going forward, governance and rating agency considerations, citing written materials already provided to the Company on September 15, 2016, October 31, 2016 and in the term sheet from January 30, 2017, where Greenlight had already addressed these questions.

Greenlight reiterated its request to see the Company’s valuation work on the Two Class Common Stock Proposal. Despite being promised these materials, to date Greenlight has not received them. Further, Mr. Stevens said it would not be appropriate to allow Greenlight to have access to the rating agencies. Greenlight believes that this deprived the rating agencies of the opportunity to have any questions about the Two Class Common Stock Proposal answered by Greenlight and prevented Greenlight from addressing any misconceptions that the ratings agencies may have harbored about the Two Class Common Stock Proposal.

On February 6, 2017, in order to ensure that GM shareholders have a chance to benefit from the Two Class Common Stock Proposal, Greenlight submitted to the Company a formal notice of its intention to nominate a minority slate of Nominees for election to the Board and present an advisory Two Class Common Stock Proposal to shareholders of the Company at the Annual Meeting. On the same day, Greenlight also sent a letter to the Board requesting that the Board reconsider its decision to reject Greenlight’s proposed Two Class Common Stock Proposal.

The letter explained the merits of the Two Class Common Stock Proposal and briefly addressed the history of the dialogue to date. Greenlight reiterated that it had already addressed the key criteria raised by GM: valuation, credit impact, governance and transparency. Because Greenlight believes the Board had not received sufficient, accurate materials and analysis to support its rejection of the Two Class Common Stock Proposal, it requested an opportunity to discuss the Two Class Common Stock Proposal with the Board directly to ensure the Board had every opportunity to assess the Two Class Common Stock Proposal and move forward on a collaborative basis. Greenlight also repeated its request to receive GM’s consent to meet with the credit rating agencies alone or with Management to resolve any lingering questions about the impact that issuing the Dividend Shares would have on GM’s credit rating.

On March 16, 2017, Mr. Sethi, and additional representatives of Greenlight, and Mr. Stevens and additional representatives of GM and GM’s advisors conducted a teleconference to discuss GM’s interactions with the credit rating agencies. Mr. Stevens said that GM had conducted an objective, deliberate and transparent evaluation with the three major rating agencies. He said the Company had shared Greenlight’s two Dividend Share structures (the preferred stock and dual-class common stock), as well as a third structure that GM had developed and that they thought was “even more equity-like” than the Two Class Common Stock Proposal.

GM said that following the rating upgrade by Moody’s on January 30, 2017, GM went back to the rating agencies and conducted a more formal, fulsome evaluation on a named basis.

Mr. Stevens said that they gave the rating agencies a copy of the Two Class Common Stock Dividend Share term sheet that Greenlight provided the Company on January 30, 2017. Later in the conversation GM reiterated that it sent Greenlight’s actual term sheet to the rating agencies.

Mr. Stevens said GM did not give rating agencies any additional analysis of financial ratios before and after the transaction because the rating agencies already have a good understanding of GM’s business and financial characteristics.

GM communicated that if it went forward with the first or second proposal, GM would lose its investment-grade rating, and even the third proposal would also result in a very negative ratings outcome. GM explained that the rating agencies look at quantitative and non-quantitative metrics and that the rating agencies’ reasoning was that the “change in financial policy” would impact the rating agencies’ views on GM’s credit rating.

GM communicated that the rating agencies would treat a portion of the Dividend Shares as debt, consistent with their hybrid security frameworks. GM communicated that the rating agencies viewed all three scenarios as a significant departure from the Company’s existing financial policy. Mr. Stevens declined to indicate whether he thought the Proposal was a significant departure from the Company’s financial policy or whether he had shared any opinion on the matter with the rating agencies, stating that whether or not GM agrees with the rating agencies’ view is irrelevant.

Greenlight stated that its Two Class Common Stock Proposal was non-cumulative and that it was surprised that GM or the rating agencies would view it as cumulative since there would be no claim for unpaid dividends in a credit event scenario.

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Greenlight asked if the rating agencies understood that there was no actual change in capital return from the Two Class Common Stock Proposal and that there was no incremental risk of default. GM said it would provide Greenlight the term sheets shared with the rating agencies, but not any other communications. GM said it could not speak for the rating agencies but since all three reached the same conclusion, it assumes they understood the Proposal.

Greenlight asked whether the Dividend Shares would be a rateable security. Mr. Stevens said this was not evaluated, was an open question and that he did not understand the relevance of the question. Greenlight responded that if the rating agencies did not view the Dividend Shares as a rateable security, that would be consistent with viewing them as a common equity, which has never been ascribed rating agency debt content. Whereas all other securities that are evaluated under rating agencies’ hybrid frameworks and are ascribed rating agency debt content are themselves rateable (i.e. cumulative preferred securities), so it is important in terms of understanding how the rating agencies viewed the Two Class Common Stock Proposal.

GM refused to discuss whether additional iterations with alternative features or lesser amounts would’ve changed the rating agencies’ views.

On March 20, 2017, Mr. Sethi emailed a representative of the Company a written presentation for the Board meeting scheduled on March 22, 2017.

Later on March 20, 2017, a representative of the Company emailed Mr. Sethi certain materials the Company had shared with ratings agencies, including summary details for a (1) “Preferred Dividend Shares,” (2) “Dual-Class Dividend Shares” (meant to resemble the Two Class Common Stock Proposal, although it deviated significantly) and (3) “Collapsing Dual-Class, Non-Cumulative Dividend Shares”, and detailed term sheets for the Preferred Dividend Shares and Dual-Class Dividend Shares, but not the Collapsing Dual-Class, Non-Cumulative Dividend Shares.

To Greenlight’s surprise, and in direct contradiction to statements made by GM during the March 16, 2017 telephone call that GM had provided Greenlight’s Two Class Common Stock Proposal term sheet to the rating agencies, the Company had actually substantially altered the term sheet. GM did not, in fact, present Greenlight’s actual Two Class Common Proposal to the ratings agencies.

Among various misrepresentations in the altered term sheet presented to the ratings agencies, the Company eliminated the important clarifying point that Dividend Shares would not be preferred shares under the Two Class Common Stock Proposal and that both classes of common stock would share equally in a liquidation. In fact, the Company falsely added that the Dividend Shares “will rank equally amongst themselves in all respects and rank senior to the Capital Appreciation Shares with respect to dividend rights and rank pari passu with any class or series of stock or other equity securities that is not expressly made senior or subordinated to the Dividend Shares as to the payment of distributions” (emphasis added).

In addition, the Company’s altered term sheet misleadingly discusses “holders of the Dividend Shares receiving dividends in arrears (i.e. accrued but unpaid dividends on the Dividend Shares) in preference to the holders of the Capital Appreciation Shares,” which is an invention by the Company given that the Two Class Common Stock Proposal does not contemplate cumulative dividends.

Finally, the term sheet contained several new topics including Restrictions on Issuances of Other Share Classes, Conversion Rights, Redemption Rights, Preemptive Rights and Financial or Other Covenants. None of these topics would be typical of a common stock and Greenlight believes they were introduced to frame the Proposal as a debt or preferred stock or hybrid instrument.

In short, Greenlight believes that the altered term sheet that GM presented to the rating agencies wrongly gave the impression that the Two Class Common Stock Proposal resembled preferred stock or debt. The reality is that the Two Class Common Stock Proposal is exactly what its name denotes: two classes of common stock.

On March 22, 2017, Mr. Einhorn, Mr. Sethi and another representative of Greenlight met with Ms. Barra and certain members of GM’s Board to present the Two Class Common Stock Proposal. Greenlight walked through its written presentation, which had many similarities to the presentations made to GM on September 15, 2016 and October 31, 2016 and ultimately to the public presentation released on March 28, 2017.

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•	Greenlight communicated that it believed GM’s initial rejection of the Proposal was based on flawed assumptions and analysis.

•	Greenlight believed it had addressed all relevant governance, credit rating, tax, accounting and legal issues.

•	Greenlight shared a copy of a red-line highlighting the substantial changes made to the Two Class Common Stock Proposal Dividend Share term sheet provided by Greenlight to GM on January 30, 2017, compared to the term sheet GM emailed to Greenlight on March 20, 2017, which GM said it shared with the rating agencies.

o	Greenlight walked through each change that had been made to the Two Class Common Stock Proposal term sheet and explained the important implications of these changes.
o	Greenlight communicated its surprise and dismay that rating agencies still had not had the opportunity to evaluate Greenlight’s Two Class Common Stock Proposal.
o	Greenlight communicated that sharing the altered version of Greenlight’s Term Sheet alongside a Cumulative Preferred term sheet, inappropriately framed the Dividend Shares as a disguised Preferred security that warranted partial debt treatment by the rating agencies.
o	And furthermore, sharing it alongside a Collapsing Dual-Class, Non-Cumulative term sheet that was never part of Greenlight’s Proposal, served the purpose of implying the Two Class Common Stock Proposal was less “equity-like” than this structure and incorporated a cumulative dividend (which it does not).

•	Greenlight communicated the importance of GM approaching the rating agencies regarding the Two Class Common Stock Proposal in a position of advocacy, consistent with normal corporate practices.
o	This would include communicating that the Two Class Common Stock Proposal would not represent a material departure from GM’s existing financial policy, would not represent a change in how GM allocated operating cash flows and would have no impact on GM’s fundamental creditworthiness.
o	Furthermore, Greenlight emphasized the importance of rating agencies properly evaluating the Dividend Shares as common stock.

•	Greenlight communicated its disappointment that it had been denied an ability to have substantive dialogue with rating agencies at its own expense for several months and that it did not understand why the Company had repeatedly denied this request.

•	Separately, Greenlight reiterated its longstanding offer to assist in the preparation of a presentation to the rating agencies and to participate in such a presentation.

•	Greenlight also discussed how many other investment grade companies had successfully taken the existing economic and governance rights of their current common equity and split it into two common equities, better aligned with investor objectives, without suffering negative credit rating consequences.

•	After discussing the obstacles GM had raised thus far, Greenlight emphasized the positive elements of the Two Class Common Stock Proposal, including substantial value creation.

•	The analysis showed that Capital Appreciation Share P/E multiple expansion was likely because planned buybacks would buy more Capital Appreciation Shares than today’s common stock due to a reduced absolute share price.

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•	Greenlight communicated that GM’s financial flexibility would be unchanged and potentially enhanced as a lower cost of capital would improve GM’s access to capital and provide the Company additional strategic flexibility, without adding any incremental default, refinancing or balance sheet risk.

•	Greenlight also discussed the Nominees for election to the Board that Greenlight had submitted on February 6, 2017. Greenlight stated that these nominees are outstanding candidates who will supplement the existing GM Board and merit inclusion regardless of the Two Class Common Stock Proposal.

On March 27, 2017, Mr. Einhorn, Ms. Barra and an additional representative of GM met telephonically to discuss the possibility of implementing the Two Class Common Stock Proposal and adding any of the Nominees to the Board, all of which were rejected by the Company. Ms. Barra explained that the Board had determined that the Two Class Common Stock Proposal was not in the best interests of the company and GM would not support the election of any of the Greenlight Director Nominees. Ms. Barra refused to elaborate on the Board’s reasoning beyond saying that it was due to concerns previously communicated to Greenlight.

Mr. Einhorn expressed disappointment, and told Ms. Barra that Greenlight would consider putting this to the shareholders. Mr. Einhorn communicated that he would like to keep the lines of communication open between Greenlight and GM even if they have to “agree to disagree”. Greenlight’s view that the Two Class Common Stock Proposal is a win-win, in that it would unlock value for GM shareholders by increasing the value of GM's common stock9 without disrupting any of GM’s strategic and operational goals.

On March 28, 2017, Greenlight issued a public statement and a presentation announcing the Two Class Common Stock Proposal, stating its belief that it would unlock substantial value for shareholders of the Company.

____________________________

9 As stated in Greenlight's presentation, filed under Schedule 14A on March 28, 2017, Greenlight believes that the implementation of the Two Class Common Stock Proposal will result in GM’s current Common Stock being worth $43.16 to $59.55 per share, representing a 24% to 72% increase vs. the price of $34.71 on March 27, 2017. In this analysis, Greenlight assumed the Dividend Shares would be worth $16.89 to $21.71 per share based on a 7.0% to 9.0% yield on $1.52 per share of dividends. This was estimated based on a 1.5% to 3.5% yield premium vs. an assumed 5.5% yield on GM’s 30 year unsecured bonds (which is slightly conservative compared to the 5.4% yield according to Bloomberg as of March 27, 2017). Greenlight’s analysis observed that GM’s current P/E multiple is depressed, representing the lowest P/E multiple of any company in the S&P 500 and was approximately 75% lower than the average P/E multiple of companies in the S&P 500. Furthermore, Greenlight’s analysis observed that “multiple expansion should occur because planned buybacks would buy more Capital Appreciation Shares than today’s common stock due to a reduced absolute share price” and that “[a] more effective buyback will accelerate EPS growth, resulting in a higher P/E [multiple].” As such, Greenlight concluded that the Capital Appreciation Shares would trade somewhere between the currently depressed 5.6x GM common equity P/E multiple based on the midpoint of GM’s 2017 EPS guidance, to as high as 8.0x, in consideration of the higher multiples for other companies in the S&P 500 and the higher EPS growth rate as a result of the Proposal. This resulted in an assumed Capital Appreciation Share value of $26.27 to $37.84. When combined with the Dividend Share value range of $16.89 to $21.71 above, this would result in an aggregate value of $43.16 to $59.55 per current GM common share, which constitutes a substantial increase in the share price vs. the share price of $34.71 on March 27, 2017.

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PROPOSAL 1: ELECTION OF DIRECTORS

According to public information, the Board currently consists of eleven directors, each of whose term as director is expiring at the Annual Meeting. We are soliciting proxies to elect our three Nominees — Mr. Leo Hindery, Jr., Mr. Vinit Sethi and Mr. William N. Thorndike, Jr. We are "rounding out" our slate of three Nominees by permitting shareholders to also vote for the Company's candidates for election at the Annual Meeting, other than the Excluded Company Nominees, by voting on the GREEN proxy card.

The Participants intend to vote all of their shares of Common Stock in favor of the three Nominees and each of the Company’s candidates other than the Excluded Company Nominees. Even if all three of the Nominees are elected, the Nominees will represent a minority of the members of the Board, and therefore there can be no assurance that they can implement the actions that they believe are necessary to enhance shareholder value.

If elected, each of the Nominees will serve a one-year term until the next annual meeting of shareholders and until his successor has been duly elected and qualified. There is no assurance that any incumbent director will serve as a director if one or more of the Nominees are elected to the Board. You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the Company's nominees. The ages shown below are as of the date of the filing of this Proxy Statement.

Nominees:

LEO HINDERY, JR.
Age; Address	69; c/o InterMedia Partners, 405 Lexington Avenue, 48th Floor, New York, NY 10174
Occupation	Managing Partner of InterMedia Partners, LLC
Experience

Leo Hindery, Jr. is Managing Partner of InterMedia Partners, LLC, a series of media industry investment funds he founded in 1988. Previously, he was President and CEO of Tele-Communications, Inc. (TCI) and Liberty Media, then the world’s largest combined cable television system operator and programming entity. In 1999 TCI merged into AT&T and he became President and CEO of AT&T Broadband. In 1999 he was named Chairman and CEO of GlobalCenter Inc., a major Internet services company which fourteen months later merged into Exodus Communications, Inc. Following this merger, until the fall of 2004, he was the founding Chairman and CEO of The YES Network, the regional television home of the New York Yankees.

A member of the Council on Foreign Relations, Mr. Hindery is co-chair of the Task Force on Jobs Creation and was the founder of Jobs First 2012. In 2008, he was an economic and trade advisor to presidential candidate Barack Obama, and in 2012 he served as an economic policy surrogate for President Obama. He is a Trustee of Emerson College and a Director of Common Cause New York, Hemisphere Media Group, Inc., and the Jesuit School of Theology.

Mr. Hindery, formerly Chairman of the National Cable Television Association and of C-SPAN, has been recognized as one of the cable industry’s “25 Most Influential Executives over the Past 25 Years” and one of the “30 Individuals with the Most Significant Impact on Cable's Early History”. A member of the Cable Industry Hall of Fame and the Hall of Fame of the Minority Media & Telecom Council, he is distinguished by his decades of commitment to diversity and, at Liberty and InterMedia, by his commitment to the development of ethnically sensitive channels and programming for African Americans, Latinos and Puerto Ricans.

Mr. Hindery is the author of “It Takes a CEO: It’s Time to Lead With Integrity (Free Press, 2005) and The Biggest Game of All” (Free Press, 2003).

Mr. Hindery received an MBA from the Stanford Graduate School of Business, and received a bachelor's degree from Seattle University. He has received an honorary Doctor of Humane Letters degree from Emerson College.

Skills & Qualifications	Mr. Hindery's qualifications to serve as a director on the Board include his long tenure serving at the helm of some of the largest media companies in the country as well as his decades of investing in private equity.

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VINIT SETHI
Age; Address	43; c/o Greenlight Capital, Inc., 2 Grand Central Tower, 24th Floor, New York, New York 10017
Occupation	Vice President and Director of Research at Greenlight Capital, Inc.

Experience

Mr. Vinit Sethi is Vice President and Director of Research at Greenlight Capital, Inc. and has been a partner of Greenlight since 2000. Mr. Sethi began his career as a financial analyst in the mergers and acquisitions group at Lazard Frères & Co. LLC, a financial advisory and asset management firm. At Lazard, he was involved in mergers, acquisitions, divestitures, spin-offs and leveraged recapitalizations. After leaving Lazard, Mr. Sethi joined Chartwell Investments, a leveraged buyout firm. Mr. Sethi joined Greenlight as a Research Analyst in 1998 and he became a Partner in 2000 and Director of Research in 2006.

Mr. Sethi graduated summa cum laude from the University of Pennsylvania in 1995. He earned both a B.S.E. from the Wharton School and a B.A. from the College of Arts and Sciences. Mr. Sethi received an honors distinction from the Economics Department, which named him the top student in the graduating class.

Skills & Qualifications	Mr. Sethi's qualifications to serve as a director on the Board include his broad and deep understanding of financial analytics and successful leadership at one of the leading value-oriented hedge funds, as well as his deep knowledge of investing and experience assessing businesses.

WILLIAM N. THORNDIKE, JR.
Age; Address	52; c/o Housatonic Partners, 800 Boylston Street, Suite 2220, Boston, MA 02199
Occupation	Managing Director of Housatonic Partners
Experience

William N. Thorndike, Jr. is the Managing Director of Housatonic Partners, a leading middle market private equity firm that he founded in 1994 with offices in Boston and San Francisco. He is also Senior Advisor to Brahman Capital, a public market investment fund based in Manhattan with approximately $4 billion in assets under management.

Mr. Thorndike has served as a director of over 30 companies and currently serves as Chairman of CONSOL Energy Inc., where he has been a member of the Board since 2014. He is also currently a director of a number of privately held companies.

Mr. Thorndike has served as a Trustee of non-profit organizations including Groton School (where he was Chair of the Finance and Nominating Committees) and the Stanford Business School Trust (where he was Chair of the Private Equity Committee). Mr. Thorndike is currently a Trustee of WGBH in Boston and the Board Chair at College of the Atlantic in Bar Harbor, Maine.

He is the author of “The Outsiders: Eight Unconventional CEOs and Their Radically Rational Blueprint for Success” (Harvard Business Review Press, 2012), which has been translated into ten languages.

Mr. Thorndike received an MBA from the Stanford Graduate School of Business and is a graduate of Harvard College.

Skills & Qualifications	Mr. Thorndike's qualifications to serve as a director on the Board include his extensive leadership experience as a private equity investor, his wide array of board experience and his study of successful leadership.

We urge shareholders to vote FOR ALL of the Nominees and the candidates who have been nominated by the Company other than the Excluded Company Nominees on the GREEN proxy card.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. We believe that, if elected, each of the Nominees will be considered an independent director of the Company under (i) the Company’s Corporate Governance Guidelines, last revised December 14, 2016, (ii) Section 303A of the New York Stock Exchange’s Listed Company Manual (the “NYSE Rules”), and (iii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NYSE Rules, however, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board.

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Each of the Nominees (with the exception of Mr. Sethi) has entered into a nominee agreement pursuant to which Greenlight Capital, Inc. (“Greenlight Capital”) has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in connection with their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Each Nominee (with the exception of Mr. Sethi) received compensation under the Nominee Agreement in the amount of $50,000 upon Greenlight’s previous submission to the Company of Greenlight’s intent to nominate directors to stand for election at the Annual Meeting. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected. We do not expect that any of the Nominees will be unable to stand for election, but, in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GREEN proxy card will be voted for a substitute candidate selected by us. If we determine to add or substitute nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, we will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes biographical and other information about such nominees required by the rules of the SEC.

Vote Required.

According to the Company’s Amended and Restated Bylaws (the “Bylaws”), in contested elections such as this one, the affirmative vote of a plurality of the votes cast in person or represented by proxy and entitled to vote on the election of directors at the Annual Meeting is required for the election of each director nominee (meaning that the director nominees who receive the highest number of shares voted “FOR” their election by the common shareholders will be elected to the Board). A “WITHHELD” vote will have the same effect as a vote “AGAINST” the election of a director nominee. A shareholder cannot abstain in the election of directors and broker non-votes will not be counted.

We urge you to sign and return our GREEN proxy card. If you have already voted using the Company’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GREEN proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GREEN proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, D.F. King & Co. Inc., toll free at (800) 252-8173 or email at gm@dfking.com.

We Recommend a Vote FOR ALL of the Nominees and the Company’s candidates for election at the Annual Meeting other than the Excluded Company Nominees on the GREEN proxy card.
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PROPOSAL 2: ADVISORY VOTE ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

According to the Company’s Proxy Statement, the Company will provide shareholders with the opportunity to cast a non-binding advisory vote on the compensation of the Company’s named executive officers. This vote is advisory, and therefore is not binding on the Company, the Compensation Committee or the Board. The Company’s Proxy Statement states that the Compensation Committee will take into account the outcome of this vote when considering future compensation arrangements.

We believe stockholders should vote to approve the compensation of the Company’s named executive officers because we support the Company’s expressed policies of aligning pay to the achievement of both short-term and long-term goals while keeping in mind investor returns, executive performance, reducing executive incentives to take excessive risk, and allocating compensation components. Nevertheless, as disclosed in the Company’s Proxy Statement, collectively, all directors and executive officers of the Company (24 persons in total), only beneficially own approximately 5 million shares, which constitutes less than 0.4% of the outstanding shares of Common Stock. In fact, non-employee directors beneficially own less than 310,000 shares or 0.02% of outstanding shares. While the Company has made efforts to replace restricted stock units with stock options, we believe the Compensation Committee should further consider its policies going forward in order to ensure that the Company’s executives and directors are invested in the Company’s success.

According to the Company’s Proxy Statement, the Company will request a non-binding, advisory vote on a resolution in the following form:

RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and the related narrative discussion, is hereby APPROVED.

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail. According to the Company’s Proxy Statement, this vote will not be construed as overruling a decision by the Board, creating or implying any additional fiduciary duty by the Board, or restricting or limiting the ability of the Company’s shareholders to make proposals for inclusion in proxy materials related to executive compensation.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 2 requires the affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 2. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 2.

We Recommend a Vote FOR Proposal 2 on the GREEN proxy card.

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PROPOSAL 3: VOTE ON THE COMPANY’S 2017 SHORT-TERM INCENTIVE PLAN

According to the Company’s Proxy Statement, the Company will provide shareholders with the opportunity to approve the Company’s 2017 Short-Term Incentive Plan (the “2017 STIP”). The Company has stated that the 2017 STIP is a cash-based plan, and upon approval, will replace the Company’s 2014 Short-Term Incentive Plan.

According to the Company, the 2017 STIP has been designed to permit the Compensation Committee to grant awards that are intended to meet the requirements of Section 162(m) of the Internal Revenue Code (the “IRC”) for qualified performance-based compensation so that the Compensation Committee has the ability to issue awards to the Company’s senior executives and preserve tax deductibility for the Company with respect to those awards. Section 162(m) requires shareholder approval of the material terms pursuant to which qualified performance-based compensation may be paid. Such material terms include the definitions of “Eligible Participants,” “Individual Limits,” and “Performance Measures.”

We support the Company’s general policy of tying annual cash incentive awards to the achievement of Company performance measures and specified financial, operational, and individual goals, and thus we recommend shareholders vote for Proposal 3.

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail. According to the Company’s Proxy Statement, the 2017 STIP is being presented for shareholder approval in order to permit the Compensation Committee to make awards under the 2017 STIP that are intended to constitute qualified performance-based compensation under Section 162(m) of the IRC. If the 2017 STIP is not approved by shareholders, it will not be adopted.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 3. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 3.

We Recommend a Vote FOR Proposal 3 on the GREEN proxy card.
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PROPOSAL 4: VOTE ON THE COMPANY’S 2017 LONG-TERM INCENTIVE PLAN

According to the Company’s Proxy Statement, the Company will provide shareholders with the opportunity to approve the Company’s 2017 Long-Term Incentive Plan (the “2017 STIP”). According to the Company, upon approval, the 2017 LTIP will apply to new awards granted after the Annual Meeting. The remaining shares available under the 2014 LTIP and 2016 Equity Incentive Plan will only be used to settle outstanding awards granted respectively under each plan prior to the Annual Meeting.

According to the Company, all employees (approximately 225,000) of the Company and 10 non-employee directors are eligible to receive awards under the 2017 LTIP, as well as certain of the Company’s consultants and advisors (who have not yet been identified). The Company expects that awards will be made to approximately 1,700 employees. The terms of the 2017 LTIP permit the grant of awards to non-employee directors, however, such awards are not currently contemplated under the current terms of the non-employee director compensation program.

For the 2017 LTIP the Company is also seeking approval of 42,000,000 shares of Common Stock to provide equity-based compensation as approved by the Compensation Committee.

We support the Company’s policy towards aligning executive compensation with long-term, equity-based compensation, which we believe allows the Company to attract, motivate, and retain the critical talent necessary to deliver long-term results to shareholders, and thus we recommend shareholders vote for Proposal 4.

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail. According to the Company’s Proxy Statement, the 2017 LTIP is being presented for shareholder approval in order to permit the Compensation Committee to make awards under the 2017 LTIP that are intended to constitute qualified performance-based compensation under Section 162(m) of the IRC. If the 2017 LTIP is not approved by shareholders, it will not be adopted.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 4 requires the affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 4. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 4.

We Recommend a Vote FOR Proposal 4 on the GREEN proxy card.
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PROPOSAL 5: RATIFICATION OF THE COMPANY’S SELECTION OF INDEPENDENT PUBLIC ACCOUNTING FIRM

According to the Company’s Proxy Statement, the Audit Committee of the Board (the “Audit Committee”) has selected Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for fiscal year 2017. Deloitte and its predecessor companies have served as the Company’s independent registered public accounting firm since 1918. It is anticipated that representatives of Deloitte will be present at the meeting and will have the opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions from those attending the meeting.

The shareholders are being asked to ratify the appointment of Deloitte as the independent registered public accounting firm for 2017. According to the Company’s Proxy Statement, in the event of a negative vote on such ratification, the Audit Committee may reconsider its selection. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 5 requires the affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 5. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 5.

We Recommend a Vote FOR Proposal 5 on the GREEN proxy card.
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PROPOSAL 6: VOTE ON SHAREHOLDER PROPOSAL REGARDING INDEPENDENT CHAIRMAN

According to the Company, two shareholders of the Company have given notice that they intend to present for action at the annual meeting the following advisory shareholder proposal:

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Effectively, implementation of this proposal would require a separation of the roles of Chairman and CEO at the Company. The Company recommends against the adoption of this proposal because it states that the “policy advocated by this proposal would take away the Board’s discretion to evaluate and change its leadership structure.” We support the Company’s recommendation that shareholders vote against Proposal 6 because we believe it is in the best interests of the Company and its shareholders for the Board to have flexibility in determining the leadership structure of the Board.

In addition, we agree with the Company’s determination in the Company’s Proxy Statement that the Company’s current structure of having a combined Chairman and CEO along with a strong Independent Lead Director provides an efficient and effective leadership structure.

For these reasons, we recommend a vote against Proposal 6.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 6 requires the affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 6. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 6.

We Recommend a Vote AGAINST Proposal 6 on the GREEN proxy card.

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PROPOSAL 7: REQUEST THAT THE BOARD CREATE A SECOND CLASS OF COMMON STOCK

At the closing price on March 28, 2017, the Company’s price/earnings ratio is 5.6x and ranks as the lowest among S&P 500 companies. The shares trade at an outsized dividend yield of 4.4% relative to the overall market and to GM’s conservative 24% dividend payout ratio, and are barely above the 2010 IPO price despite an equity bull market. Given this discount in the price of the Company’s stock to its intrinsic value, we believe that the Board should take the steps necessary to create a second class of common stock (the “Dividend Shares”) and distribute these Dividend Shares to the Company’s existing shareholders at no cost to them.

These Dividend Shares would trade separately from the Company’s current common stock (the “Capital Appreciation Shares”). The Company would continue to pay quarterly dividends at the current annual rate of $1.52 per share, but to holders of the Dividend Shares instead of holders of the Capital Appreciation Shares. The Capital Appreciation Shares would continue to participate in all of the Company’s excess earnings, share buybacks and future growth.

The Dividend Shares would offer yield-oriented investors the predictable income they want, while the Capital Appreciation Shares would participate in the continued growth of the Company, offer an exciting opportunity for more rapid earnings per share growth through the enhanced impact of share repurchases under the two class structure, and retain control of the Company.

We believe implementation of Proposal 7 would also allow the Company to retain complete strategic flexibility without adding any default, refinancing, credit rating or balance sheet risk, thus helping maximize value for all shareholders. We do not believe that the Company properly presented the Two Class Common Stock Proposal to the ratings agencies. In fact, we believe the Company modified our proposal before giving it to the rating agencies in an effort to defeat the Proposal. If our Proposal were properly presented to the rating agencies, and advocated for by the Company, we do not believe it would materially affect the Company’s credit ratings. As one of the Company’s largest shareholders, we obviously would not want the Company’s business prospects to be harmed by implementation of this Proposal.

Accordingly, shareholders are being asked to vote on the following resolution:

“WHEREAS, Greenlight Capital, Inc. (“Greenlight Capital”) is a long-term shareholder of the Company and believes that the Company’s existing common stock trades at a discount to its intrinsic value because the equity market is not appropriately assessing the Company’s dividend;

WHEREAS, Greenlight Capital has a proposal that would unlock substantial long-term shareholder value for all of the Company’s shareholders without changing the Company’s business strategy or capital allocation priorities, and without affecting other stakeholders;

WHEREAS, Greenlight Capital’s proposal involves the creation of a second class of common stock (the “Dividend Shares”) and a distribution of the Dividend Shares to the Company’s existing shareholders at no cost. The Dividend Shares would trade separately from the existing common stock (the “Capital Appreciation Shares”). The Company would continue to pay quarterly dividends at the current annual rate of $1.52 per share to holders of the Dividend Shares. The Capital Appreciation Shares would continue to participate in all of the Company’s residual earnings, share buybacks and future growth;

RESOLVED, that the shareholders of the Company request that the Board of Directors take the steps necessary (other than steps that must be taken by shareholders) to create and distribute a second class of common stock directly to the Company’s shareholders at no cost, which second class of common stock would trade separately from the existing common stock and continue to pay quarterly dividends at an annual rate of $1.52, in order to unlock significant shareholder value.”

This vote is advisory, and therefore is not binding on the Company or the Board.

Vote Required.

According to the Company’s Bylaws, the approval of Proposal 7 requires the affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 7. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 7.

We Recommend a Vote FOR Proposal 7 on the GREEN proxy card.
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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who are we and why are we conducting this Proxy Solicitation?

We are long-term shareholders of General Motors who believe deeply in the Company’s potential for long-term success and its prospects for creating significant value for shareholders because of the strength of its core business, its solid financials and cash flow and its commitment to customer satisfaction and loyalty.

We are conducting this Proxy Solicitation in order to help guide the Board towards realizing greater value for shareholders by considering taking the necessary steps to create two classes of common stock and to install new Board members who can provide a fresh perspective on how the Board and the Company as a whole can create greater value for all shareholders the Company.

We became shareholders because we believed that the Company’s stock was significantly undervalued in the market relative to its prospects and that it trades at a large discount to its intrinsic value, despite good operating performance.

Who is entitled to vote?

Only holders of voting stock at the close of business on the Record Date, April 7, 2017, are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights).

According to the Company’s Proxy Statement, holders of the Common Stock are entitled to vote at the Annual meeting for the election of eleven directors.

How do I vote my shares?

Shares held in record name. If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed GREEN proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote in favor of the election of the Nominees. Please follow the instructions to vote provided on the enclosed GREEN proxy card. If your broker, bank, dealer, trust company, or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GREEN proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to gm@dfking.com or mailing them to Greenlight Capital, Inc., c/o D.F. King & Co. Inc., 48 Wall Street, 21st Floor, New York, New York 10005, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Shares of Common Stock represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, “FOR ALL” of the Nominees listed in Proposal 1 and the Company’s candidates for election other than the Excluded Company Nominees, “FOR” Proposal 2, “FOR” Proposal 3, “FOR” Proposal 4, “FOR” Proposal 5, “AGAINST” Proposal 6, and “FOR” Proposal 7.

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How should I vote on each proposal?

We recommend that you vote your shares on the GREEN proxy card as follows:

“FOR ALL” Nominees standing for election to the Board named in this Proxy Statement and for the Company’s candidates for election at the Annual Meeting other than the Excluded Company Nominees (Proposal 1);

“FOR” the advisory proposal to approve the compensation of the Company’s executive officers (Proposal 2);

“FOR” approval of the Company’s 2017 Short-Term Incentive Plan (Proposal 3);

“FOR” approval of the Company’s 2017 Long-Term Incentive Plan (Proposal 4);

“FOR” the ratification of the Company’s selection of independent registered public accounting firm (Proposal 5);

“AGAINST” approval of the shareholder proposal regarding establishing an independent Board Chairman (Proposal 6); and

“FOR” the request that the Board create a second class of common stock that would trade separately from the existing common stock (the “Dividend Shares”) and continue to pay quarterly dividends at an annual rate of $1.52, and to authorize a distribution of the Dividend Shares to the Company’s existing shareholders at no cost (Proposal 7);

How many shares must be present to hold the Annual Meeting?

According to the Bylaws, the presence in person or represented by proxy of holders entitled to cast at least a majority of all the votes generally entitled to be cast at the Annual Meeting shall constitute a quorum for the transaction of business at the Annual Meeting. According to the Company’s Proxy Statement, abstentions (shares of the Company’s capital stock for which proxies have been received but for which the holders have abstained from voting) and broker non-votes, which are described below, will be included in the calculation of the number of shares of the Company’s capital stock represented at the meeting for purposes of determining whether a quorum has been achieved. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present. For more information on broker non-votes, see “What are “broker non-votes” and what effect do they have on the proposals?” below.

What vote is needed to approve each proposal?

•	Proposal 1 – Election of Directors. According to the Company’s Bylaws, in contested elections such as this one, the affirmative vote of a plurality of the votes cast in person or represented by proxy and entitled to vote on the election of directors at the Annual Meeting is required for the election of each director nominee (meaning that the eleven director nominees who receive the highest number of shares voted “FOR” their election by the common shareholders will be elected to the Board). A “WITHHELD” vote will have the same effect as a vote “AGAINST” the election of a director nominee. You cannot abstain in the election of directors and broker non-votes will not be counted because shares that constitute broker non-votes are not considered votes present at the Annual Meeting.

THE ONLY WAY TO SUPPORT ALL OF THE GREENLIGHT NOMINEES IS TO SUBMIT YOUR VOTING INSTRUCTIONS “FOR ALL” THE NOMINEES and the Company’s candidates for election to the Board other than THE EXCLUDED COMPANY NOMINEES ON THE GREEN PROXY CARD. PLEASE DO NOT SIGN OR RETURN A WHITE PROXY CARD FROM THE COMPANY, EVEN IF YOU INSTRUCT TO “ABSTAIN” ON THEIR DIRECTOR NOMINEES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE GREEN PROXY CARD.

•	Proposals 2 through 7. According to the Bylaws and the Company’s Proxy Statement, the approval of each of Proposals 2 through 7 requires the affirmative vote of the holders of a majority of the votes of the Company’s shares of Common Stock present, in person or by proxy, at the Annual Meeting and entitled to vote thereon. Abstentions are considered votes that are present at the Annual Meeting and therefore will count as votes against Proposals 2 through 7. Shares that constitute broker non-votes are not considered votes that are present at the Annual Meeting and therefore will not affect the outcome of Proposals 2 through 7, assuming that a quorum is obtained.
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What are “broker non-votes” and what effect do they have on the proposals?

Generally, broker non-votes occur when shares held by a broker, bank or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a “routine” matter. Under the NYSE Rules, there are no “routine” proposals in a contested proxy solicitation such as this one. Because Greenlight has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting.

Broker non-votes, if any, with respect to the proposals set forth in this Proxy Statement will not count as votes present and entitled to vote and therefore will not be counted in determining the outcome of any of Proposals 2 through 7.

What should I do if I receive a proxy card from the Company?

You may receive proxy solicitation materials from GM, including an opposition proxy statement and white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make.

We recommend that you disregard any proxy card or solicitation materials that may be sent to you by the Company. Voting “WITHHOLD” for any of the Company’s nominees on its proxy card is not the same as voting for our Nominees because a vote withheld for any of the Company’s nominees will not count as a vote “FOR” the Greenlight Nominees. If you have already voted using the Company’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GREEN proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GREEN proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, D.F. King & Co. Inc. toll free at (800) 252-8173.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed GREEN proxy card (the latest dated proxy is the only one that counts);
•	delivering a written revocation or a later dated proxy for the Annual Meeting to Greenlight Capital, Inc., c/o D.F. King & Co. Inc., 48 Wall Street, 21st Floor, New York, New York 10005 or to the secretary of the Company; or
•	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting. Contact D.F. King & Co. Inc. toll free at (800) 252-8173 for assistance or if you have any questions.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to Greenlight Capital, Inc., c/o D.F. King & Co. Inc., 48 Wall Street, 21st Floor, New York, New York 10005, so that we will be aware of all revocations.

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Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this Proxy Solicitation is being made by Greenlight and the Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Greenlight will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Greenlight has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Greenlight will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Greenlight will also participate in the solicitation of proxies in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Greenlight has retained D.F. King & Co. Inc. (“D.F. King”) to provide solicitation and advisory services in connection with this solicitation. D.F. King will be paid a fee of $1,000,000 based upon the campaign services provided (of which half is a success fee on Proposals 1 and 7). In addition, Greenlight Capital will reimburse D.F. King for its reasonable out-of-pocket expenses and will indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the federal securities laws. D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that D.F. King will employ up to 100 persons to solicit the Company’s shareholders as part of this solicitation. D.F. King does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

The costs related to this Proxy Solicitation will be borne by Greenlight. Costs of this Proxy Solicitation are currently estimated to be approximately $[  ]. We estimate that through the date hereof, Greenlight’s expenses in connection with this Proxy Solicitation are approximately $[  ]. If successful, Greenlight may seek reimbursement of these costs from the Company. In the event that Greenlight decides to seek reimbursement of its expenses, Greenlight does not intend to submit the matter to a vote of the Company’s shareholders. The Board, which will consist of three of the Nominees, if all are elected, and eight of the incumbent Company directors, would be required to evaluate the requested reimbursement consistent with its fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation and other costs incidental to the solicitation.

Where can I find additional information concerning GM?

Pursuant to Rule 14a-5(c) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), we have omitted from this proxy statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; information concerning the Company’s 2017 Short-Term Incentive Plan and 2017 Long-Term Incentive Plan; information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2018 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company’s Proxy Statement to shareholders at least ten days prior to the Annual Meeting, we will distribute to the shareholders a supplement to this proxy statement containing such disclosures at least ten days prior to the Annual Meeting. We take no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement. Except as otherwise noted herein, the information in this proxy statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This proxy statement and all other solicitation materials in connection with this Proxy Solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov.

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CONCLUSION

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating, and returning the enclosed GREEN proxy card today.

Thank you for your support,

Greenlight Capital, Inc.	Greenlight Capital, L.P.	DME Advisors, LP
DME Capital Management, LP	DME Advisors GP, LLC	Greenlight Capital Qualified, LP
Greenlight Capital (Gold), LP	Greenlight Capital Offshore Partners	Greenlight Capital Offshore Master (Gold), Ltd.
Greenlight Masters Partners	Greenlight Masters, LLC	David Einhorn
Leo Hindery, Jr.	Vinit Sethi	William N. Thorndike, Jr.

[   ], 2017

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ANNEX I: INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by: (i) Greenlight Capital, Inc. (“Greenlight Capital”), (ii) Greenlight Capital, L.P. (“Greenlight Fund”), (iii) DME Advisors, LP (“Advisors”), (iv) DME Capital Management, LP (“DME CM”), (v) DME Advisors GP, LLC (“Advisors GP”), (vi) Greenlight Capital Qualified, LP (“Qualified”), (vii) Greenlight Capital (Gold), LP (“Gold”), (viii) Greenlight Capital Offshore Partners (“Offshore”), (ix) Greenlight Capital Offshore Master (Gold), Ltd. (“Gold Offshore”), (x) Greenlight Masters Partners (“Masters Partners”), (xi) Greenlight Masters, LLC (“Masters LLC”), (xii) David Einhorn (“Mr. Einhorn,” and, together with Greenlight Capital, Greenlight Fund, Advisors, DME CM, Advisors GP, Qualified, Gold, Offshore, Gold Offshore, Masters Partners and Masters LLC, “Greenlight” or the “Greenlight Parties”), (xiii) Leo Hindery, Jr., (xiv) Vinit Sethi, and (xv) William N. Thorndike, Jr. (collectively, the “Nominees,” and together with Greenlight, the “Participants”).

As of the close of business on April [19], 2017, the Participants may be deemed to “beneficially own” (within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 74,400,000 shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company (including 19,645,000 shares of Common Stock underlying call options (the “Options”)) representing approximately 4.93% of the Company’s outstanding Common Stock. The percentages used herein are based upon 1,509,067,152 shares of Common Stock outstanding as of the Record Date, April 7, 2017, according to the Company’s Proxy Statement.

Greenlight may be deemed to beneficially own, in the aggregate, 74,400,000 shares of Common Stock. Of the 74,400,000 shares of Common Stock owned in the aggregate by Greenlight:

(a)	2,373,829 shares of Common Stock are held through Greenlight Fund (including 559,000 shares of Common Stock underlying Options and 1,000 shares of Common Stock held of record by Greenlight Fund);
(b)	26,579,601 shares of Common Stock are held through Offshore (including 6,316,000 shares of Common Stock underlying Options);
(c)	13,396,968 shares of Common Stock are held through Qualified (including 3,178,000 shares of Common Stock underlying Options);
(d)	42,350,398 shares of Common Stock (including 10,053,000 shares of Common Stock underlying Options) may be deemed to be beneficially owned by Greenlight Capital by virtue of its beneficial ownership of shares held by Greenlight Fund, Offshore, and Qualified, to which Greenlight Capital serves as investment manager;
(e)	10,451,700 shares of Common Stock (including 4,515,000 shares of Common Stock underlying Options) may be deemed to be beneficially owned by Advisors by virtue of its beneficial ownership of shares held in a managed account (the “Managed Account”);
(f)	10,475,834 shares of Common Stock are held through Gold (including 2,496,000 shares of Common Stock underlying Options); and
(g)	10,851,868 shares of Common Stock are held through Gold Offshore (including 2,581,000 shares of Common Stock underlying Options).

In addition:

(h)	21,327,702 shares of Common Stock (including 5,077,000 shares of Common Stock underlying Options) may be deemed to be beneficially owned by DME CM by virtue of its beneficial ownership of shares held by Gold and Gold Offshore, to which DME CM serves as investment manager;
(i)	31,779,402 shares of Common Stock (including 9,592,000 shares of Common Stock underlying Options) may be deemed to be beneficially owned by Advisors GP by virtue of being the general partner of Advisors and DME CM;
(j)	270,200 shares of Common Stock are held through Masters Partners;
(k)	270,200 shares of Common Stock may be deemed to be beneficially owned by Masters LLC by virtue of its beneficial ownership of shares held in Masters Partners, to which Masters LLC serves as investment manager; and
(l)	74,400,000 shares of Common Stock (including 19,645,000 shares of Common Stock underlying Options) may be deemed to be beneficially owned by Mr. Einhorn by virtue of his status as principal of Greenlight Capital, Advisors, DME CM, Advisors GP and Masters LLC.
29

 The Options have exercise prices ranging from $30.00 to $39.00 per share of Common Stock and have expiration dates ranging from June 16, 2017 to January 19, 2018.

The principal business of each of Greenlight Fund, Offshore, Qualified, the Managed Account, Gold, Gold Offshore, and Masters Partners is acting as an investment fund and investing in securities. Each of Greenlight Fund, Offshore, and Qualified is managed by its investment manager, Greenlight Capital. As investment manager of each of Greenlight Fund, Offshore, and Qualified, Greenlight Capital makes investment decisions with respect to interests in GM held by Greenlight Fund, Offshore, and Qualified, and has voting and investment power over the Common Stock held by Greenlight Fund, Offshore and Qualified. As advisor to the Managed Account, Advisors makes investment decisions with respect to the Managed Account’s interest in GM and has voting and investment power over the Common Stock held by the Managed Account. In addition, as investment manager of each of Gold and Gold Offshore, DME CM makes investment decisions with respect to the Gold and Gold Offshore’s interests in GM and has voting and investment power over the Common Stock held by Gold and Gold Offshore. Finally, as investment manager of Masters Partners, Masters LLC makes investment decisions with respect to Masters Partners’ interests in GM and has voting and investment power over the Common Stock held by Masters Partners. The principal business of Advisors GP is to serve as general partner to Advisors and DME CM. Mr. Einhorn, a United States citizen, is the principal of each of Greenlight Capital, Advisors, DME CM, Advisors GP and Masters LLC. The principal business of each of the Nominees is disclosed in the section titled "PROPOSAL 1: ELECTION OF DIRECTORS" on page [14].

The principal business address of each of Greenlight Parties is 140 East 45th Street, 24th Floor, New York, NY 10017. The principal business address of each of the Nominees is disclosed in the section titled "PROPOSAL 1: ELECTION OF DIRECTORS" on page [14].

The shares of Common Stock held by Greenlight Fund, Qualified, Gold, Offshore, Gold Offshore, Masters Partners, and the Managed Account may be held in commingled margin accounts, which may extend margin credit to such parties from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her, or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her, or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, except as set forth in this Proxy Statement (including the Annexes), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Neither the Nominees nor any associate of a Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

30

Transactions by the Participants with respect to the Company’s securities

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Common Stock

Greenlight Fund

Date of Purchase/Sale	Securities Purchased/(Sold)
4/7/2015	79,000
4/16/2015	47,900
4/17/2015	51,400
7/2/2015	(2,771)
8/12/2015	54,500
12/3/2015	(22,100)
12/4/2015	(24,700)
12/7/2015	(17,000)
12/8/2015	(17,000)
1/5/2016	(32,900)
2/8/2016	7,800
2/19/2016	13,200
2/24/2016	13,100
4/28/2016	35,400
4/29/2016	40,300
7/1/2016	23,400
7/5/2016	19,200
8/8/2016	18,200
8/9/2016	20,900
8/10/2016	12,800
8/11/2016	9,700
8/12/2016	16,000
8/15/2016	9,600
8/16/2016	12,700
8/17/2016	11,500
8/18/2016	24,000
8/19/2016	11,200
8/22/2016	9,600
8/23/2016	9,700
8/24/2016	14,400
8/25/2016	28,900
8/26/2016	16,100
8/29/2016	9,600
8/30/2016	16,100
8/31/2016	9,600
9/1/2016	19,400
9/2/2016	9,600
9/6/2016	(24,200)
9/7/2016	9,700
9/8/2016	17,700
9/9/2016	32,300
9/12/2016	19,300
9/13/2016	(32,200)
9/14/2016	26,200
9/19/2016	(386,800)
10/6/2016	(27,700)
10/25/2016	(24,300)
10/27/2016	(72,300)
3/7/2017	555,900
3/10/2017	(118,100)
3/15/2017	277,300
3/20/2017	513,400
3/21/2017	79,400
3/22/2017	32,900
3/23/2017	36,700
3/24/2017	18,300

Qualified

Date of Purchase/Sale	Securities Purchased/(Sold)
4/7/2015	463,700
4/16/2015	282,700
4/17/2015	302,700
7/2/2015	(85,242)
8/12/2015	310,500
12/3/2015	(127,800)
12/4/2015	(142,600)
12/7/2015	(98,300)
12/8/2015	(98,300)
1/5/2016	(40,300)
2/8/2016	53,700
2/19/2016	83,900
2/24/2016	83,800
4/28/2016	213,710
4/29/2016	213,700
8/8/2016	103,700
8/9/2016	117,300
8/10/2016	72,100
8/11/2016	54,100
8/12/2016	90,300
8/15/2016	54,100
8/16/2016	71,200
8/17/2016	64,500
8/18/2016	134,600
8/19/2016	63,200
8/22/2016	54,100
8/23/2016	54,100
8/24/2016	81,200
8/25/2016	162,400
8/26/2016	90,200
8/29/2016	54,100
8/30/2016	90,300
8/31/2016	54,100
9/1/2016	100,700
9/2/2016	54,200
31

9/6/2016	(135,400)
9/7/2016	54,100
9/8/2016	99,400
9/9/2016	180,800
9/12/2016	108,500
9/13/2016	(180,800)
9/14/2016	147,200
9/19/2016	(2,169,800)
10/6/2016	(153,900)
10/25/2016	(135,750)
10/27/2016	(404,000)
3/7/2017	3,104,200
3/10/2017	(681,400)
3/15/2017	1,554,900
3/20/2017	2,952,200
3/21/2017	428,050
3/22/2017	190,200
3/23/2017	211,300
3/24/2017	105,700

Offshore

Date of Purchase/Sale	Securities Purchased/(Sold)
4/7/2015	820,877
4/16/2015	510,700
4/17/2015	547,400
7/2/2015	(18,189)
8/12/2015	576,655
12/3/2015	(231,100)
12/4/2015	(257,600)
12/7/2015	(177,600)
12/8/2015	(177,800)
1/5/2016	60,400
2/8/2016	87,048
2/19/2016	162,600
2/24/2016	162,900
4/28/2016	409,500
4/29/2016	421,091
7/1/2016	116,800
7/5/2016	96,000
8/8/2016	207,300
8/9/2016	232,000
8/10/2016	143,000
8/11/2016	107,000
8/12/2016	178,500
8/15/2016	107,200
8/16/2016	140,982
8/17/2016	127,420
8/18/2016	266,505
8/19/2016	125,000
8/22/2016	107,100
8/23/2016	107,200
8/24/2016	160,700
8/25/2016	321,400
8/26/2016	178,400
8/29/2016	107,200
8/30/2016	178,300
8/31/2016	107,300
9/1/2016	197,200
9/2/2016	107,400
9/6/2016	(268,600)
9/7/2016	107,500
9/8/2016	196,900
9/9/2016	357,700
9/12/2016	214,700
9/13/2016	(357,800)
9/14/2016	291,326
9/19/2016	(4,293,100)
10/6/2016	(304,400)
10/25/2016	(268,350)
10/27/2016	(799,136)
3/7/2017	6,138,900
3/10/2017	(1,358,500)
3/15/2017	3,076,700
3/20/2017	5,900,400
3/21/2017	837,286
3/22/2017	378,900
3/23/2017	421,000
3/24/2017	210,500

Advisors

Date of Purchase/Sale	Securities Purchased/(Sold)
4/7/2015	294,800
4/16/2015	179,800
4/17/2015	192,500
8/12/2015	227,300
12/3/2015	(79,100)
12/4/2015	(88,300)
12/7/2015	(60,900)
12/8/2015	(60,800)
2/8/2016	167,900
2/19/2016	64,600
2/24/2016	64,500
3/28/2016	(54,300)
4/28/2016	154,100
4/29/2016	173,800
6/8/2016	(427,200)
7/28/2016	300,000
8/8/2016	317,000
8/9/2016	88,300
8/10/2016	54,300
8/11/2016	40,700
8/12/2016	68,000
8/15/2016	40,700
8/16/2016	53,600
8/17/2016	48,500
8/18/2016	101,400
8/19/2016	47,500
8/22/2016	40,800
8/23/2016	40,700
8/24/2016	61,100
8/25/2016	122,200
8/26/2016	67,900
8/29/2016	40,800
8/30/2016	67,900
8/31/2016	40,700
9/1/2016	100,500
32

9/2/2016	41,100
9/6/2016	(102,700)
9/7/2016	41,000
9/8/2016	75,400
9/9/2016	137,000
9/12/2016	82,200
9/13/2016	(137,000)
9/14/2016	111,600
9/19/2016	(1,644,100)
10/6/2016	(115,600)
10/25/2016	(102,450)
10/27/2016	(304,400)
3/7/2017	2,339,800
3/10/2017	(573,000)
3/15/2017	1,178,200
3/20/2017	645,800
3/21/2017	559,050

Gold

Date of Purchase/Sale	Securities Purchased/(Sold)
4/7/2015	309,700
4/16/2015	187,700
4/17/2015	201,100
7/2/2015	51,734
8/12/2015	196,600
12/3/2015	(97,800)
12/4/2015	(109,100)
12/7/2015	(75,300)
12/8/2015	(75,300)
1/5/2016	(8,200)
2/8/2016	58,800
2/19/2016	88,400
2/24/2016	88,400
4/28/2016	153,400
4/29/2016	150,200
7/1/2016	143,200
7/5/2016	117,900
8/8/2016	97,200
8/9/2016	93,900
8/10/2016	57,800
8/11/2016	43,400
8/12/2016	72,200
8/15/2016	43,300
8/16/2016	57,100
8/17/2016	51,600
8/18/2016	107,800
8/19/2016	50,500
8/22/2016	43,400
8/23/2016	43,300
8/24/2016	65,000
8/25/2016	130,000
8/26/2016	72,300
8/29/2016	43,300
8/30/2016	72,300
8/31/2016	43,300
9/1/2016	37,800
9/2/2016	43,000
9/6/2016	(107,300)
9/7/2016	42,900
9/8/2016	78,700
9/9/2016	143,200
9/12/2016	85,900
9/13/2016	(143,200)
9/14/2016	116,600
9/19/2016	(1,718,300)
10/6/2016	(121,400)
10/25/2016	(107,250)
10/27/2016	(319,200)
3/7/2017	2,452,200
3/10/2017	(528,700)
3/15/2017	1,231,500
3/20/2017	2,218,400
3/21/2017	348,050
3/22/2017	147,300
3/23/2017	163,700
3/24/2017	81,800

Gold Offshore

Date of Purchase/Sale	Securities Purchased/(Sold)
4/7/2015	309,700
4/16/2015	191,200
4/17/2015	204,900
7/2/2015	54,468
8/12/2015	204,300
12/3/2015	(88,800)
12/4/2015	(99,000)
12/7/2015	(68,300)
12/8/2015	(68,300)
1/5/2016	21,000
2/8/2016	51,700
2/19/2016	87,300
2/24/2016	87,300
4/28/2016	159,600
4/29/2016	143,900
7/1/2016	142,200
7/5/2016	116,900
8/8/2016	106,600
8/9/2016	97,600
8/10/2016	60,000
8/11/2016	45,100
8/12/2016	75,000
8/15/2016	45,100
8/16/2016	59,300
8/17/2016	53,600
8/18/2016	112,000
8/19/2016	52,600
8/22/2016	45,000
8/23/2016	45,000
8/24/2016	67,600
8/25/2016	135,100
8/26/2016	75,100
8/29/2016	45,000
8/30/2016	75,100
8/31/2016	45,000
9/1/2016	44,400
9/2/2016	44,700
33

9/6/2016	(111,800)
9/7/2016	44,800
9/8/2016	81,900
9/9/2016	149,000
9/12/2016	89,400
9/13/2016	(149,000)
9/14/2016	121,300
9/19/2016	(1,787,900)
10/6/2016	(127,000)
10/25/2016	(111,900)
10/27/2016	(333,000)
3/7/2017	2,559,000
3/10/2017	(540,300)
3/15/2017	1,281,400
3/20/2017	2,258,500
3/21/2017	371,300
3/22/2017	150,700
3/23/2017	167,300
3/24/2017	83,700

Masters Partners

Date of Purchase/Sale	Securities Purchased/(Sold)
9/14/2015	83,200
12/3/2015	(3,300)
12/4/2015	(3,700)
12/7/2015	(2,600)
12/8/2015	(2,500)
4/8/2016	73,900
3/20/2017	125,200

34

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy “FOR ALL” of the Nominees and for each of the Proposals by taking three steps:

●          SIGNING the enclosed GREEN proxy card,

●          DATING the enclosed GREEN proxy card, and

●	MAILING the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed GREEN voting form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GREEN proxy card to be issued representing your shares.

After signing the enclosed GREEN proxy card, DO NOT SIGN OR RETURN GM’S WHITE PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a white proxy card to GM, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to GM by signing, dating and mailing the enclosed GREEN proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to D.F. King or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement, or need help voting your shares, please contact our proxy solicitor:

D.F. King & Co. Inc.
48 Wall Street, 21st Floor
 New York, New York 10005
Banks and Brokers call: (212) 269-5550
All others call Toll-Free: (800) 252-8173
E-mail: gm@dfking.com

[Form of Green Proxy Card]

PRELIMINARY COPY – SUBJECT TO COMPLETION

GENERAL MOTORS COMPANY

Proxy Card for 2017 Annual Meeting of Shareholders

Scheduled for June 6, 2017 (the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY GREENLIGHT CAPITAL, INC. AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, “GREENLIGHT,” “WE” OR “US”) AND THE INDIVIDUALS NAMED IN PROPOSAL 1 (THE “NOMINEES”)

THE BOARD OF DIRECTORS OF GENERAL MOTORS COMPANY IS NOT SOLICITING THIS PROXY

The undersigned appoints [●], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of General Motors Company, a Delaware corporation (the “Company”), that the undersigned would be entitled to vote at the Annual Meeting of shareholders of the Company scheduled to be held on Tuesday, June 6, 2017 at 9:30 A.M. Eastern Time at General Motors Global Headquarters, located at 300 Renaissance Center, Detroit, Michigan, 48265, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement, or substitution thereof that are unknown to us a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR ALL” of the nominees listed in Proposal 1 and the Company’s candidates other than [●], [●] and [●], “FOR” Proposal 2, “FOR” Proposal 3, and “FOR” Proposal 4, “FOR” Proposal 5, “AGAINST” Proposal 6 and “FOR” Proposal 7. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

INSTRUCTIONS: FILL IN VOTING BOXES “©“ IN BLACK OR BLUE INK)

We recommend that you vote “FOR ALL” of the Nominees below:

Proposal 1 – Election at the Annual Meeting of the Nominees listed below and the Company’s candidates other than [●], [●] and [●] to serve as directors.

Nominees:	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
Leo Hindery, Jr. Vinit Sethi William N. Thorndike, Jr.	□	□	□

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “For All Except” box above and write the name of the nominee(s) or Company nominees other than [●] , [●] and [●] from which you wish to withhold the authority to vote in the space provided below.)

We recommend that you vote “FOR” Proposal 2:

	FOR	AGAINST	ABSTAIN
Proposal 2 – To vote on the Company’s advisory resolution on the compensation of its named executive officers.	□	□	□

We recommend that you vote “FOR” Proposal 3:

	FOR	AGAINST	ABSTAIN
Proposal 3 – To approve the Company’s 2017 Short-Term Incentive Plan.	□	□	□

We recommend that you vote “FOR” Proposal 4:

	FOR	AGAINST	ABSTAIN
Proposal 4 – To approve the Company’s 2017 Long-Term Incentive Plan.	□	□	□

We recommend that you vote “FOR” Proposal 5:

	FOR	AGAINST	ABSTAIN
Proposal 5 – To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017.	□	□	□

We recommend that you vote “AGAINST” Proposal 6:

	FOR	AGAINST	ABSTAIN
Proposal 6 – To vote on an advisory shareholder proposal requesting that the Board take the necessary steps to establish an independent Chairman.	□	□	□

We recommend that you vote “FOR” Proposal 7:

	FOR	AGAINST	ABSTAIN
Proposal 7 – To request that the Board create a two class common equity structure that would trade separately from the existing common stock and continue to pay quarterly dividends at the current annual rate.	□	□	□

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.